To : The U.S. Securities & Exchange Commission
Cc : Ms. Kammy Yuen - The Bank of New York, Hong Kong
Ms. Kathy Jiang - The Bank of New York, New York, USA

82-1072

The Standard (Friday, 24 December 2004)





_ _levision Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONNECTED TRANSACTION ANNOUNCEMENT

On 23 December 2004, Art entered into the Sale and Purchase Agreement pursuant to which Art agrees to sell to Celestial the right to distribute the Picture via Non-Standard Television throughout the world (except the PRC) in perpetuity with effect on 1 August 2005 or such other date as may be agreed by the parties provided that it is no later than the completion of the Picture.

The Sale and Purchase Agreement constitutes a connected transaction which is exempt from the independent shareholders' approval requirements.

The Sale and Purchase Agreement has been negotiated on an arm's length basis and has been entered into in the ordinary and usual course of business and on normal commercial terms. The directors of TVB, including the independent non-executive directors, consider that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interests of TVB and its shareholders as a whole.

DETAILS OF THE SALE AND PURCHASE AGREEMENT

On 23 December 2004, Art entered into the Sale and Purchase Agreement with Celestial pursuant to which Art agrees to sell to Celestial the right to distribute the Picture via Non-Standard Television throughout the world (except the PRC) in perpetuity with effect on 1 August 2005 or such other date as may be agreed by the parties provided that it is no later than the completion of the Picture.

The consideration for the sale of such right is HK$9 million based on the market price which could reasonably be obtained for the similar right. The consideration which has been negotiated on an arm's length basis is payable by Celestial to Art in instalments from the date of signing of the Sale and Purchase Agreement to the date of delivery of the Picture no later than 1 August 2005 according to the production schedule and pro-rata pari passu at the same times that (A) Art is required to pay the production cost to the independent producer Morgan & Chan Films Limited for the production of the Picture each month from December 2004 until completion of the Picture, or (B) the distributor for the PRC market shall make its payments, whichever is later.

REASONS FOR THE TRANSACTION

Celestial engages in the licensing and distribution of feature films and television programming worldwide. One of its affiliates operates a pay television movie channel, which is currently available in various countries in the Asia Region. Art is only engaged in investment of film production and has no distribution network.

By entering into the Sale and Purchase Agreement with Celestial prior to the completion of the production of the Picture, Art is able to secure the sale of the Non-Standard Television right in the Picture and thus use the consideration to finance part of the production cost of the Picture which would otherwise have to be all funded by Art.

The Sale and Purchase Agreement has been negotiated on an arm's length basis and has been entered into in the ordinary and usual course of business and on normal commercial terms. The directors of TVB, including the independent non-executive directors, consider that the terms of the Sale and Purchase Agreement are fair and reasonable and in the interests of TVB and its shareholders as a whole.

PRINCIPAL ACTIVITIES OF THE GROUP, ART AND CELESTIAL

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. Art is principally engaged in investment of film production. Celestial is principally engaged in the licensing and distribution of feature films and television programming worldwide and one of its affiliates operates a pay television movie channel.

IMPLICATION UNDER THE LISTING RULES

Celestial is a wholly owned subsidiary of ASTRO ALL ASIA NETWORKS plc, which has an indirect interest in two subsidiaries of TVB, being approximately 35.7% in Hsin Chi Broadcast Company Limited and approximately 26.3% in TVB Publishing Holding Limited while TVB indirectly holds 40% in Hsin Chi Broadcast Company Limited and approximately 73.7% in TVB Publishing Holding Limited. Celestial is accordingly a connected person of TVB. The Sale and Purchase Agreement constitutes a connected transaction. As the consideration is less than each of the percentage ratios (other than the profits ratio) under Rule 14A.32, it is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and is exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules.

Details of the Sale and Purchase Agreement will be included in the next published annual report and accounts of TVB pursuant to Rule 14A.45 of the Listing Rules.

DEFINITIONS

"Art"	Art Limited, a company incorporated in Hong Kong being an indirectly held non-wholly owned subsidiary of TVB in which TVB has an indirect interest of approximately 73.7% and ASTRO ALL ASIA NETWORKS plc has an indirect interest of approximately 26.3%.
"Celestial"	Celestial Productions Limited, a wholly owned subsidiary of ASTRO ALL ASIA NETWORKS plc and a company incorporated in Hong Kong, being a connected person of TVB as described in this announcement.
"Group"	TVB and its subsidiaries.
"Listing Rules"	Rules governing the listing of securities on the Stock Exchange.
"Non-Standard Television"	Transmission for linear display to individual or multiple television receivers by all means of technology where a charge is made for viewing which may be referred to as pay television.
"Picture"	A Chinese language musical picture commissioned and financed by Art and produced by an independent third party Morgan & Chan Films Limited (a joint venture company owned by Andre Morgan and Peter Chan Ho-Sun) which is not connected with the Group or directors, chief executive or substantial shareholders of TVB and its subsidiaries and their respective associates and to be completed not later than 1 August 2005, and the copyright of which shall belong to Art.
"PRC"	People's Republic of China.
"Sale and Purchase Agreement"	The agreement entered into between Art and Celestial dated 23 December 2004 as described in this announcement.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange.

As at the date hereof, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

By Order of the Board
Television Broadcasts Limited
Mak Yau Kee Adrian
Company Secretary

23 December 2004, Hong Kong SAR